UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

043635101
(CUSIP Number)

Christopher H. Cunningham
K&L Gates LLP
925 4th Avenue, Suite 2900
Seattle, WA 98104
(206) 623-7580
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS: TFG Radiant Investment Group Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A(1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,965,452(2)
	8	SHARED VOTING POWER 8,067,390(2)
	9	SOLE DISPOSITIVE POWER 7,965,452(2)
	10	SHARED DISPOSITIVE POWER 8,067,390(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,032,842(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%(2)(3) (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)  TFG Radiant Investment Group Ltd. (“TFG Radiant”) is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2)  Due to a Share Purchase Agreement and a Voting Agreement (described in Items 4, 5 and 6 below) between TFG Radiant and Norsk Hydro Produksjon AS (“Norsk”), the reporting person is deemed to beneficially own 8,067,390 shares of common stock of the Company that are directly held by Norsk, and may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act.

(3)  Based on 39,345,459 Shares outstanding as of December 29, 2011, as provided in the Company’s registration statement on Form S-3 filed with the SEC on December 29, 2011.

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ITEM 1.SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D originally filed by TFG Radiant Investment Group Ltd. (“TFG Radiant”) on August 22, 2011 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.0001 par value per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).  The principal executive office of the Company is located at 12300 Grant Street, Thornton, CO 80241.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following paragraph:

Pursuant to a Share Purchase Agreement dated December 30, 2011 (described in Item 6 below), TFG Radiant has agreed to acquire 8,067,390 of the Shares reported herein at an average price of $0.496 per share, or $4,000,000 in the aggregate (the “TFG Share Purchase”).  $1,000,000 of the $4,000,000 purchase price was paid on January 3, 2012 as a non-refundable deposit, and the remaining $3,000,000 will be paid at the closing of the TFG Share Purchase.  The source of the funds used to purchase these 8,067,390 Shares is working capital.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following paragraph to section (d):

Upon consummation of the TFG Share Purchase, effective from the date thereof, Norsk Hydro Produksjon AS, a limited liability company organized under the laws of the Kingdom of Norway (“Norsk”), is expected to cause its representative on the board of directors of the Company to resign, and TFG Radiant intends to appoint a replacement director to fill the resulting vacancy.  Such appointment is contemplated in that First Amended and Restated Stockholders Agreement between TFG Radiant and the Company dated as of December 30, 2011 (the “Amended Stockholders’ Agreement”), as further described in Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety, as follows:

(a)  As of December 30, 2011, TFG Radiant beneficially owned 16,032,842 Shares (7,965,452 directly, and 8,067,390 indirectly, through a Voting Agreement and Share Purchase Agreement with Norsk), which constitute approximately 40.7% of the total number of Shares issued and outstanding.  As of December 30, 2011, Norsk beneficially owned 8,067,390 Shares, which constitute approximately 20.5% of the total number of Shares issued and outstanding.  These aggregate percentages of Shares reported to be beneficially owned are based upon 39,345,459 Shares outstanding, which is the total number of Shares outstanding as of December 29, 2011, as reported in the Company’s registration statement on Form S-3 filed with the SEC on December 29, 2011.

(b)  TFG Radiant has the sole voting and dispositive power over 7,965,452 Shares.  Due to a Voting Agreement dated August 12, 2011, and a Share Purchase Agreement dated December 30, 2011, each between TFG Radiant and Norsk, TFG Radiant and Norsk are deemed to have shared voting and dispositive power over 8,067,390 Shares, and Norsk is deemed to have the sole voting and dispositive power over no shares.  The Voting Agreement is described in Items 4-6 of the Schedule 13D filed by TFG Radiant on August 22, 2011, and the Share Purchase Agreement is described in Items 3 and 4 above and Item 6 below.  Norsk is engaged in the oil and energy and petrochemicals industries.  The principal address of Norsk is Drammensveien 264, N-0240, Oslo, Norway.  According to the Schedule 13D/A filed by Norsk on January 5, 2012, during the last five years, Norsk has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

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federal or state securities laws or finding any violation with respect to such laws.

(c)  Except as described in Item 3 above with respect to the Share Purchase Agreement, pursuant to which TPG Radiant has agreed to purchase from Norsk, and Norsk has agreed to sell to TPG Radiant, 8,067,390 Shares; TFG Radiant has not effected any transactions in Shares during the past sixty days.  To the knowledge of TFG Radiant, none of TFG Radiant’s executive officers or directors has effected any transactions in the Shares during the past sixty days.

(d)  To TFG Radiant’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of TFG Radiant reported herein.

(e)  Not applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following:

Share Purchase Agreement

On December 30, 2011, Norsk and TFG Radiant entered into a Share Purchase Agreement (the “Share Purchase Agreement”), a copy of which is filed as Exhibit 5 hereto.  The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 5, which is incorporated herein by reference.  Pursuant to the Share Purchase Agreement, Norsk agreed to sell, deliver, transfer, assign and convey to TFG Radiant, and TFG Radiant agreed to purchase and acquire from Norsk, all 8,067,390 Shares beneficially owned by Norsk in exchange for a cash purchase price of $4,000,000, $1,000,000 of which was paid on January 3, 2012 as a non-refundable deposit, and the remaining $3,000,000 of which will be paid at the closing of the sale and purchase.  The acquisition of Shares by TFG Radiant pursuant to the Share Purchase Agreement is conditional on, among other customary conditions for a transaction of this nature, receipt by TFG Radiant of a written waiver from the Company in, and by which it waives the restrictions on TFG Radiant acquiring or agreeing to acquire, directly or indirectly, beneficial ownership of Shares contained in, Sections 4.01 and 4.02 of the TFG Stockholders’ Agreement (a copy of which is filed as Exhibit 99.2 to the Company’s Current Report filed with the SEC on Form 8-K on August 15, 2011).  The Share Purchase Agreement may be terminated by either party if the closing of the sale and purchase of the Shares has not occurred by March 31, 2012.

Norsk also agreed in the Share Purchase Agreement that between the date thereof and the date of the consummation of the TFG Share Purchase, it shall, at any meeting of the stockholders of the Company or in any action by written consent of the stockholders of the Company, (a) when a meeting is held, appear at such meeting or otherwise cause its Shares to be counted as present thereat for the purpose of establishing a quorum; and (b) vote (or cause to be voted) in person or by proxy all Shares as directed by TFG Radiant (other than as would reasonably be expected to negatively impact the value of the Shares to Norsk, result in dilution of Norsk’s voting rights, or otherwise negatively affect Norsk’s protections as a minority shareholder of the Company as provided in the Company’s organizational documents or in any written agreements existing between Norsk and the Company in respect thereof).

The TFG Share Purchase is expected to close within the next 90 days.

First Amended and Restated Stockholders Agreement with TFG Radiant

TFG Radiant previously entered into a Stockholders’ Agreement with the Company, dated August 12, 2011 (the “Existing Stockholders’ Agreement”), in connection with TFG Radiant’s prior investment in the Company.  In connection with the Share Purchase Agreement, on December 30, 2011, TFG Radiant and the Company entered into the Amended Stockholders’ Agreement, which is filed as Exhibit 6 hereto. The Amended Stockholders’ Agreement will become effective upon the closing of the TFG Share Purchase, at which time it will replace and supersede the Existing Stockholders’ Agreement.

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The following describes the material changed terms of the Amended Stockholders’ Agreement from the Existing Stockholders’ Agreement:

(a) Following the closing of the TFG Share Purchase, or at such other time as TFG Radiant beneficially owns 25% of the Company’s outstanding common stock, the Company shall use its reasonable efforts to elect a second designated representative of TFG Radiant to the Company’s board of directors (the “Board”).

(b) If at any time TFG Radiant owns 45% or more of the Company's outstanding common stock, the Company shall use its reasonable efforts to elect a third designated representative of TFG Radiant to the Board.

(c) TFG Radiant has agreed to attend all stockholder meetings of the Company in order that shares held by it or its affiliates are counted towards a quorum.

(d) TFG Radiant has agreed to vote its common stock for the election of all persons nominated for election to the Board if such nominees (i) have been approved by a majority of the Board and (ii) such Board approval included the affirmative vote of at least one TFG Radiant representative on the Board.

(e) TFG Radiant has agreed that until December 31, 2013, it will not, without prior approval of the board (i) acquire more than 42% of the Company’s issued and outstanding shares of common stock prior to any exercise of the “Tranche 2” option held by TFG Radiant, or (ii) 53% of the issued and outstanding shares of Common Stock of the Company following any exercise of the Tranche 2 option.  These restrictions will terminate in certain circumstances, including if: (i) the Board solicits, or announces an intention to solicit, an offer by a third party to acquire at least 20% of the Company's common stock or assets (an “Acquisition Proposal”), (ii) the Board approves, accepts, authorizes or recommends an Acquisition Proposal, (iii) the Company enters into any letter of intent or agreement with respect to an Acquisition Proposal, or (iv) a third party (other than TFG Radiant) acquires or announces an intent to acquire at least 20% of Company’s outstanding common stock.

(f) TFG Radiant and its affiliates have agreed to vote (or tender or exchange in the case of a tender or exchange offer) all shares of common stock beneficially owned in favor of certain Acquisition Proposals that (i) have been recommended by a majority of the Board and (ii) meet specified minimum per share price thresholds.  Such provision is provided in the Existing Stockholders’ Agreement, but the share price thresholds have been modified in the Amended Stockholders’ Agreement.

(g) TFG Radiant has agreed that it will not make any sale, transfer or other disposition of common stock to any one person or group who, upon consummation of such sale, transfer or disposition would, directly or indirectly, have beneficial ownership of or the right to acquire beneficial ownership of 20% or more of the Company’s outstanding common stock.  TFG Radiant would be able to make such a sale, transfer or other disposition, however, if the transferee of such common stock agrees to hold such common stock subject to restrictions on voting, transfer and additional acquisitions that are substantially similar to the restrictions imposed by the Amended Stockholders’ Agreement on the shares held by TFG Radiant prior to any such sale, transfer or disposition.

The foregoing description of the Amended Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Stockholders’ Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

First Amended and Restated Registration Rights Agreement

The Company and TFG Radiant previously entered into a Registration Rights Agreement dated August 12, 2011 (the “Existing Registration Rights Agreement”).  The registration rights granted under the Existing Registration Rights Agreement lapsed in October 2011, upon the approval by the Company’s stockholders of the Tranche 2 option granted to TFG Radiant in August 2011.

In connection with the Share Purchase Agreement, on December 30, 2011, the Company and TFG Radiant entered into a First Amended and Restated Registration Rights Agreement, which is filed as Exhibit 7 hereto (the “Amended and Restated Registration Rights Agreement”).  The Amended and Restated Registration Rights

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Agreement will become effective upon the TFG Share Purchase, at which time it will replace and supersede the Existing Registration Rights Agreement.

Under the terms of the Amended and Restated Registration Rights Agreement, upon the closing of the TFG Share Purchase, TFG Radiant will be given certain new piggy-back registration rights and, after August 12, 2012, certain new demand registration rights, with respect to all shares of the Company’s common stock owned by TFG Radiant.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 5
Share Purchase Agreement, dated December 30, 2011, between Norsk and TFG Radiant, incorporated by reference to Exhibit J of Schedule 13D/A filed jointly by Norsk Hydro ASA and Norsk on January 4, 2012.

Exhibit 6
First Amended and Restated Stockholders Agreement, dated December 30, 2011, between the Company and TFG Radiant, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on January 5, 2012.

Exhibit 7
First Amended and Restated Registration Rights Agreement, dated December 30, 2011, between the Company and TFG Radiant, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on January 5, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2012

TFG RADIANT INVESTMENT GROUP LTD.

By: /s/ Lee Kong Hian
Name: Lee Kong Hian
Title: Executive Director

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